Exhibit 99.36

FOR IMMEDIATE RELEASE

Millennial Esports Offers Mobile Gamers Chance at World’s Fastest Gamer Title

●	Chance of a lifetime for mobile gamer to race for real with Gear.Club
●	Gear.Club winner will gain wildcard entry to World’s Fastest Gamer competition
●	Overall winner will get the chance to race for real with million dollar prize
●	Gear.Club competition to begin this Saturday

Toronto, July 16, 2019 — Millennial Esports Corp. (“MEC” or the “Company”, TSX VENTURE: GAME, OTCQB: MLLLF), is offering mobile gamers the opportunity to compete to earn a wildcard entry into MEC’s World’s Fastest Gamer competition via its Gear.Club mobile racing game, a next-generation realistic driving experience from acclaimed game development studio Eden Games. Entry for World’s Fastest Gamer begins on Saturday July 20 and continues through to August 8.

“This is a perfect example of the synergies we are able to achieve with our intellectual property and assets,” said Millennial Esports President, Darren Cox. “This iniative will introduce a new motorsports-focused audience to Gear.Club while also linking World’s Fastest Gamer with the huge and growing mobile gaming market.”

World’s Fastest Gamer will bring together eight hand-picked esports racing champions from different gaming titles, gaming platforms and countries. Two wildcard entrants – one from desktop gaming and one from the Gear.Club mobile platform will complete the ten finalists. These ten gamers will then compete for the opportunity to race an entire season for real starting in early 2020.

“The beauty of esports racing is the costs for entry are significantly lower than trying to compete in the real world,” said Cox, who is the founder of World’s Fastest Gamer. “But not everyone can afford a gaming console, let alone a full-on PC and gaming rig. We want to open up the opportunity to everyone. If you have a smartphone or mobile device – you can enter World’s Fastest Gamer thanks to Gear.Club.”

In the first edition of World’s Fastest Gamer, more than 26,000 entrants attempted to qualify for the finals via Gear.Club. The entrants completed more than 160,000 races to try to set the fastest time, which was ultimately achieved by Danish surgeon Henrik Drue. Drue went on to compete for the chance to become a Formula One simulator driver. While Dr. Drue didn’t take the overall victory, his speed and feedback were so impressive he was invited back for an additional simulator test by McLaren F1.

“For World’s Fastest Gamer, we are trying to find the best of the best, no matter who they are” said Cox. “We want to know whether there is an incredibly talented gamer out there who had never even considered they might be fast enough to compete in real life.”

Entry for World’s Fastest Gamer begins on July 20 and continues through to August 8. All entrants go into a prize draw to win a day at the WFG Driver Performance Centre at Silverstone.

About Millennial Esports Corp.

Millennial Esports Corp. (MEC) recently restructured its business and leadership team. MEC now focuses exclusively on two areas – esports racing and esports data provision. With publishing, IP, content, and data expertise in its portfolio, combined with a new board and management team, MEC is ready to lead the rush to profitability in the esports industry.

MEC aims to revolutionise esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games (Lyon France) which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK).

Building on the leading position of Stream Hatchet (a Barcelona, Spain-based wholly-owned subsidiary) MEC provides robust esports data and management information to brands, sponsors, and industry leaders. This data allows the esports industry to use this data to monetize the huge number of eyeballs in the gaming and esports space.

Media Contact

Gavin Davidson

Millennial Esports

Gavin.davidson@gmail.com

705.446.6630

Darren Cox

Director and CEO

darren.cox@millennialesports.com